May 24, 2013

U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4631
Washington, D.C. 20549

Attention:            Mr. Terence O’Brien, Accounting Branch Chief
Division of Corporation Finance

CC:       Ms. Asia Timmons-Pierce
               Division of Corporation Finance

Mr. Al Pavot, Staff Accountant
Division of Corporation Finance

RE:       CompX International Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 6, 2013
Schedule 14A filed April 29, 2013
File No. 1-13905

Dear Mr. O’Brien

Reference is made to the Staff’s letter dated May 14, 2013, (the “Comment Letter”), which sets forth comments of the Staff regarding the Annual Report on Form 10-K for the year ended December 31, 2012 and Schedule 14A (“Proxy Statement”) of CompX International Inc. (“CompX”).  CompX has responded to the Comment Letter as follows.  The responses are numbered to correspond to the numbers of the Comment Letter.

CompX International Inc.

Definitive Proxy Statement filed April 20, 2013

Annual Incentive Bonuses, page 17
1.
The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individually named executive officers.  Please refer to Section II.B.1 of Commission Release No. 33-8732A.  We note disparities in Mr. Bowers' compensation as compared to that of other named executive officers.  For example, the discretionary incentive bonus as a percentage of base salary for Mr. Bowers was 108% in 2011 and 176% for 2012 while the bonus as a percentage of base salary for the other officers only increased moderately from their 2011 percentages.  In future periods, if policies or decisions relating to a named executive officer are materially different from the other officers, please be sure to discuss this on an individualized basis. Please also show us what your disclosure would have looked like regarding Mr. Bowers’ compensation for 2012 in response to this comment.

As disclosed in the Proxy Statement, CompX pays discretionary incentive bonuses in cash to each of our executive officers to motivate him to achieve higher levels of performance in attaining our corporate goals and reward him for such performance.  The amount of such incentive bonuses are impacted by many factors, including a discretionary evaluation of the officer’s  responsibility, performance, attitude and potential, the officer’s base salary and prior year incentive bonuses and our financial performance. No specific overall performance measures are utilized and there is no specific measure of, or formula based upon, our financial performance that we utilize in determining an officer’s bonus.  Additionally, we do not use any specific weighting of these factors in determining bonuses

With respect to Mr. Bowers’ bonus for 2012, one factor that had a significant impact on the amount of his bonus was his direction and leadership in successfully completing the sale of our Furniture Components division by the end of 2012.  While such factor was disclosed in the Proxy Statement, the significance of this factor, particularly as it relates to Mr. Bowers and the amount of his bonus, might not have been clear.  In our future filings with the Commission, if any factor relating to the amount of any named executive officer’s bonus is materially different from other officers, we will disclose such factor on an individualized basis.  For the information of the Staff, set forth below is the Annual Incentive Bonuses section of the Compensation Discussion and Analysis section of the Proxy Statement, marked to show how such section would have looked like regarding Mr. Bowers’ bonus for 2012 in response to this comment (additions are underlined; deletions are struck through).

Annual Incentive Bonuses.  We pay discretionary incentive bonuses annually in cash to each of our employed named executive officers to motivate him to achieve higher levels of performance in attaining our corporate goals and reward him for such performance.  We determine the amount of any such incentive bonuses we pay our named executive officers employed by us on a year-end discretionary evaluation of each such officer’s responsibility, performance, attitude and potential.  The amount of the incentive bonus is also influenced by the amount of the named executive officer’s base salary and prior year incentive bonus, as well as our financial performance.  We based our award of incentive bonuses for each year primarily upon the chairman of the board’s recommendation regarding the chief executive officer, the chief executive officer’s recommendations regarding the other named executive officers employed by us and the determinations of our management development and compensation committee, which may take such action, including modifications to the recommendations, as it deems appropriate.  No specific overall performance measures were utilized and there is no specific measure of, or formula based upon, our financial performance that was utilized in determining an employed named executive officer’s bonus, although we did consider our financial performance as one factor in determining such bonus.  Additionally, there is no specific weighting of factors considered in the determination of incentive bonuses paid to these executive officers.

We approved discretionary incentive bonuses for our employed named executive officers in the last three years as a percentage of the officer’s base salary as follows.

	Discretionary Incentive Bonuses as a Percentage of Base Salary
Named Executive Officer	2010 (1)	2011 (1)	2012 (1)

David A. Bowers	105%	108%	176%
Scott C. James	80%	80%	81%
Corey J. Boland	80%	75%	89%

(1)
These bonuses were approved or ratified by our management development and compensation committee in the first quarter of the following year, and such bonuses were paid in such following year for performance in the reported year, other than with respect to Mr. Boland’s 2012 bonus.  Mr. Boland’s 2012 bonus was paid in December 2012 as a result of CompX’s December 2012 sale of substantially all of the net assets of its Furniture Components division of which he was president.

The 2012 discretionary incentive bonuses for Messrs. James and Boland recognize our 2012 increased operating income as well as our ~~and successful consummation of the sale of the Furniture Components division by year-end and for the remaining divisions~~ sustained operating performance during the year in a challenging industry and economic environment.  The 2012 discretionary incentive bonus for Mr. Bowers also reflects these factors, as well as his direction and leadership in successfully completing the sale of our Furniture Components division by year-end.  The 2011 discretionary incentive bonuses as a percentage of base salary reflect, as compared to 2010, our 2011 improved operating income, increased positive cash flow from operations and positive operational events.  The 2010 discretionary incentive bonuses as a percentage of base salary reflected our 2010 financial performance and favorable cash flow during a difficult yet improving economic environment.  These discretionary incentive bonuses are disclosed in the bonus column in the 2012 Summary Compensation Table in this proxy statement.

CompX acknowledges that:

•	CompX is responsible for the adequacy and accuracy of the disclosures in its filings with the Securities and Exchange Commission (the “Commission”);

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings with the Commission; and

•	CompX may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

If you have any questions regarding our responses to the Comment Letter, please feel free to call me at (972) 448-1413.  I can also be reached via facsimile at (972) 448-1408 or via email at dhalbert@compx.com.

Sincerely,

CompX International Inc.

By: /s/  Darryl R. Halbert
   Darryl R. Halbert
           Vice President, Chief Financial Officer and Controller